                                                           EXHIBIT (a)(7)


DATE:      June 17, 1997

CONTACT:   Peter Flynn  (612) 996-1571


FOR IMMEDIATE RELEASE

ENSTAR INC. TO LAUNCH MODIFIED "DUTCH AUCTION" SELF-TENDER OFFER

     MINNEAPOLIS, June 17 -- ENStar Inc. (NASDAQ: ENSR) today announced that its Board of Directors has authorized a modified "Dutch Auction" self-tender offer for up to 600,000 shares of ENStar's common stock. The tender price range will be $4.75 to $6.25 per share. The offer is expected to commence during the week of June 24, 1997, with the distribution of the offering materials, and will be subject to the terms and conditions therein. The offer is expected to expire at 5:00 pm, Minneapolis time, on July 25, 1997, unless extended.

     As of June 17, 1997, ENStar had 3,306,000 shares of common stock outstanding. The closing price for ENStar common stock today was $4 3/4.

     Jeffrey Michael, President and Chief Executive Officer of ENStar Inc., stated that "we are making the offer because we believe it is a good use of a portion of our cash and we want to provide liquidity to those shareholders who may desire to sell some or all of their shares."

     Under terms of modified Dutch Auction offer, shareholders are given an opportunity to specify prices, within a stated price range, at which they are willing to tender their shares. Upon receipt of the tenders, the offering company will select a final price that enables it to purchase up to the stated amount of shares from those shareholders who agreed to sell at or below the company-selected price.

     The Company said the offer will give shareholders who are considering the sale of all or a portion of their shares an opportunity to determine the price, within a range, at which they are willing to sell. If the Company agrees to purchase their shares, sellers will avoid the normal transaction costs associated with market sales. The Company is not making any recommendation to its shareholders regarding the tendering of shares. The Company has been advised that none of its officers or directors intend to tender any shares pursuant to the offer.

     ENStar Inc., a Minnesota corporation formed in 1995, is a holding company. Its principal subsidiaries are Americable, Inc., including Enstar Networking Corporation, and Transition Networks, Inc. Enstar Inc. also owns 1,025,000 shares of common stock, or an approximate 24% interest in CorVel Corporation (NASDAQ: CRVL). ENStar's common stock is quoted on the Nasdaq National Market under the symbol "ENSR".